January 5, 2023

Howard Efron
Jennifer Monick
Division of Corporation Finance
Office of Real Estate & Construction
Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

Re:    Cottonwood Communities, Inc.
Form 10-K for the year ended December 31, 2021
Filed March 30, 2022
File No. 000-56165

Dear Mr. Efron and Ms. Monick:

We are writing in response to the comment letter dated December 8, 2022 regarding Cottonwood Communities, Inc. (the “Company”), and the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”). For your convenience, we have reproduced the comments below and included the Company’s responses to the comments.

Form 10K for the year ended December 31, 2021

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Funds from Operations, page 48

1.You disclose that you use Core FFO as a measure of your operating performance and that it is useful to investors because it facilitates an understanding of your operating performance after adjusting for non-cash expenses and other items not indicative of ongoing operating performance. Please tell us how you determined how the exclusion of performance participation allocation is consistent with the uses that you disclose. Reference is made to Item 10(e) of Regulation S-K.

Response:

Background

Cottonwood Communities, Inc. (the “Company”) is a non-traded, perpetual-life, net asset value, real estate investment trust. The Company is externally managed by its advisor, CC Advisors III, LLC (the “Advisor”) pursuant to the terms of an advisory agreement (the “Advisory Agreement”) between the Company, the Advisor and its operating partnership. The Company owns all of its assets through its operating partnership, Cottonwood Residential O.P., LP (“CROP”). The Company is the sole member of the sole general partner of CROP and owns general partner interests in CROP alongside third-party limited partners. An affiliate of the Advisor, CC Advisors – SLP, LLC or the “Special Limited Partner,” owns a special limited partnership interest (the “SLP Interest”) in CROP.

Howard Efron
Jennifer Monick
Securities & Exchange Commission
January 5, 2023

The Advisor provides day-to-day management of the Company’s business and in exchange for the services provided to the Company, the Company pays certain fees to the Advisor as documented in the Advisory Agreement and described in additional detail in the Company’s public filings. In addition to the compensation payable and expenses reimbursed to the Advisor pursuant to the Advisory Agreement, the Special Limited Partner, an affiliate of the Advisor, owns the SLP Interest which entitles it to a promotional interest (the “Performance Allocation”), subject to the satisfaction of certain hurdles as described in additional detail below. Please note that the Advisory Agreement does not contemplate the payment of any performance-based fees as these are addressed through the Performance Allocation in the operating partnership agreement for CROP.

Discussion

The Special Limited Partner is entitled to receive payment from CROP of the Performance Allocation each year as long as (1) the Advisory Agreement is in effect and (2) unit holders of CROP have received a total annual return of 5%. The Performance Allocation is made annually and accrues monthly. If the hurdles are met, the Performance Allocation is paid in cash or shares at the option of the Special Limited Partner at the beginning of the year immediately following the year subject to the Performance Allocation.

The total return used to determine the Performance Allocation resets each year and is calculated as the annual change in CROP’s net asset value (“NAV”) per unit plus distributions accrued or paid to unit holders in CROP, excluding distributions paid to preferred units or the Special Limited Partner.

NAV is the fair value of the Company’s assets and liabilities. NAV is used to establish the purchase and redemption price for the shares of the Company. It is calculated monthly based on the fair values of the Company’s investments, the addition of any other assets and the deduction of any other liabilities. NAV is determined in accordance with valuation guidelines adopted by the board of directors of the Company that contain a comprehensive set of methodologies to be used in connection with the calculation of the Company’s NAV. These guidelines are described in additional detail in the Company’s public filings. Under the valuation guidelines, each operating property is appraised monthly by the Company’s independent valuation advisor or a third-party valuation firm and debt is valued with the assistance of a third-party service provider.

As noted, Core FFO is used by management as a measure of the Company’s operating performance and, as disclosed, we believe it is useful to investors because it facilitates an understanding of the Company’s operating performance after adjusting for non-cash expenses and other items not indicative of ongoing operating performance (italics added for emphasis). The Company has excluded the Performance Allocation from Core FFO because it believes it based on other factors that are not indicative of the ongoing operating performance of the portfolio. Those factors include capital allocation and other strategic investment decisions made by the Advisor to drive portfolio appreciation over time as well as exogenous market factors that may be outside of the Advisor’s control. As discussed above, the determination of the Performance Allocation is largely based on the change in NAV of CROP. As NAV is derived from the appraised value of the Company’s real estate, which is determined using market-based metrics (such as discount rates, implied capitalization rates, etc.) management believes it is appropriate to exclude the Performance Allocation expense in evaluating the operating performance of the Company.

Howard Efron
Jennifer Monick
Securities & Exchange Commission
January 5, 2023

Notes to Consolidated Financial Statements
10. Related-Party Transactions
Performance Participation Allocation, page F-23

2.Please clarify for us the nature of the performance participation allocation. In addition, please tell us your basis in U.S. GAAP for recording this item as an expense. Within your response, please reference the authoritative accounting literature management relied upon.

Response:

As described further in the response to the first comment, an affiliate of the Advisor holds a Special Limited Partnership Interest (the “SLP Interest”) in CROP which interest entitles it solely to the Performance Allocation.

Receipt of the Performance Allocation by the Special Limited Partner is subject to the ongoing effectiveness of the Advisory Agreement. The Advisory Agreement requires the Advisor to perform services for us, including the identification, evaluation, negotiation, origination, acquisition and disposition of investments; and management of our business. Upon termination of the Advisory Agreement, the Special Limited Partner has no right to the Performance Allocation, thus associating receipt of the Performance Allocation with the provision of services. The Performance Allocation is contingent on the achievement of specified returns to investors and constitutes a payment to the Special Limited Partner (an affiliate of the Advisor) for services performed. It is therefore appropriately characterized as an expense under GAAP rather than as a distribution. In accordance with ASC 450 the Company accrues for the Performance Allocation each quarter if, based on management’s estimation for that period, it is probable that a Performance Allocation will be payable at the end of the year.

The Company will revise the disclosure regarding the Performance Participation Allocation as shown on page F-23 of the 10-K in future filings to clarify that the Special Limited Partner is an affiliate of our advisor and is receiving the Performance Allocation for services provided under the Advisory Agreement as follows (additions in italics):

Howard Efron
Jennifer Monick
Securities & Exchange Commission
January 5, 2023

Performance Participation Allocation

In addition to the fees paid to our advisor for services provided pursuant to the advisory agreement, the Special Limited Partner, an affiliate of our Advisor, ~~The Special Limited Partner, so long as the advisory agreement has not been terminated,~~ holds a performance participation interest in CROP that entitles it to receive an allocation of CROP’s total return to its capital account contingent upon the achievement of specified returns to investors. The performance participation allocation represents a payment to the Special Limited Partner subject to the ongoing effectiveness of the advisory agreement. As the performance participation allocation is associated with services provided to us by our Advisor, it is expensed in the Statement of Operations. Total return is defined as all distributions accrued or paid (without duplication) on Participating Partnership units (all units in CROP with the exception of preferred units and the Special Limited Partner Interest) plus the change in the aggregate net asset value of such Participating Partnership units. The annual total return will be allocated solely to the Special Limited Partner only after the other unit holders have received a total return of 5% (after recouping any loss carryforward amount) and such allocation will continue until the allocation between the Special Limited Partner and all other unit holders is equal to 12.5% and 87.5%, respectively. Thereafter, the Special Limited Partner will receive an allocation of 12.5% of the annual total return. The allocation of the performance participation interest is ultimately determined at the end of each calendar year, accrues monthly and will be paid in cash or Class I units at the election of the Special Limited Partner after the completion of each calendar year.

If you need any additional information, or if we can be of any further assistance, please call me at 801.826.4996.

Sincerely,

Cottonwood Communities, Inc.

By: /s/ Adam Larson
Name: Adam Larson
Title: Chief Financial Officer

cc:    Laura Sirianni, Esq.
    DLA Piper LLP (US)